SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy Asset Management, Inc.
20 Greenway Plaza, Suite 1025
Houston, TX 77046

This certificate is notice that Entergy Asset Management, Inc., a Delaware corporation ("EAM") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.

Type of security or securities:

Promissory note issued by EAM pursuant to the terms of a Credit Agreement ("Agreement") between EAM and Entergy Global Investments, Inc. ("EGII"), which Agreement (and related Note) were entered on June 9, 2003.

2.	Issue, renewal or guaranty: Issuance.
3.	Principal amount of each security: Not to exceed $30,000,000, at any one time outstanding.
4.

Rate of interest per annum of each security:

EGII's effective cost of capital, as defined under Rule 52(b) under the Public Utility Holding Company Act of 1935, as determined from time to time by EGII and notified to EAM, in each case, computed on the basis of a 365 day year for the actual number of days (including the first day, but excluding the last) occurring in the period such interest is payable.

5.

Date of issue, renewal or guaranty of each security:

Subject to the terms of the Credit Agreement, EAM may request advances from time to time up to the amount available under the Credit Agreement. As of the date of this Certificate, no funds have been advanced by EGII to EAM.

6.	If renewal of security, give date of original issue: Not applicable.
7.	Date of maturity of each security: Each advance shall mature at such time as provided in the Credit Agreement or the promissory note, but in any event not later than June 9, 2008.
8.	Name of the person to whom each security was issued, renewed or guaranteed: Entergy Global Investments, Inc.
9.	Collateral given with each security, if any: Not applicable.
10.	Consideration received for each security: The full principal amount of each advance.
11.

Application of proceeds of each security:

To be used for any lawful purpose, including without limitation, to meet its expenses and to make investments in, distributions to or loans to affiliate businesses.

12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6 (a) because of:

a. the provisions contained in the first sentence of Section 6 (b):

b. the provisions contained in the fourth sentence of Section 6 (b):

c. the provisions contained in any rule of the Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6 (a) by virtue of the first sentence of Section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount of par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6 (a) because of the fourth sentence of Section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6 (a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

Rule 52(b).

ENTERGY ASSET MANAGEMENT, INC. BY: /s/ Steven C. McNeal
Steven C. McNeal Vice President and Treasurer

Date: June 13, 2003